

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy LP
38 C Grove Street, Suite 100
Ridgefield, Connecticut 06877

      Re: Northern Tier Energy LP
              Registration Statement on Form S-1
              Filed November 23, 2012
              File No. 333-185124

Dear Mr. Rodriguez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement, including any lead managing underwriters. You may use brackets to identify information that is subject to change prior to effectiveness.

2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Selling Unitholder, page 163

3.   Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering indirectly on behalf of the company. In your analysis, please consider the guidance set forth in paragraph 612.09 of the Division of Corporation Finance's Compliance and Disclosure Interpretations.

Exhibits, page II-2

4.   We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including your legal opinion. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

5.   Item 601(b)(101)(i) of Regulation S-K requires that you include an interactive data file as an exhibit if a registration statement contains a price or price range. In the case of shelf offerings, at-the-market offerings, and secondary offerings, a registration statement is considered to include a price or price range for purposes of Item 601(b)(101)(i) when filed. Even if a price is not included at effectiveness, eventual disclosure regarding price satisfies the requirement in Item 501(b)(3) and therefore Item 601(b)(101)(i) applies. Please include an Exhibit 101 in your next amendment.

6.   We note your reference to a pending confidential treatment request with respect to Exhibit 10.11. Confidential treatment was granted on May 14, 2012 in connection with the company's Registration Statement on Form S-4. Please revise your disclosure to reflect that confidential treatment has been granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director